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                           July 8, 2021

       Neil C. Rifkind
       Vice President, General Counsel and Secretary
       Tiptree Inc.
       299 Park Avenue, 13th Floor
       New York, New York 10171

                                                        Re: Tiptree Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed June 28, 2021
                                                            File No. 333-257468

       Dear Mr. Rifkind:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Livingston at 202-551-3448 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance